Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

May 10, 2017

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Ivy Funds (Registrant)

        File Nos. 811-06569 and 033-45961 / CIK #0000883622

Dear Mr. O’Connor:

On behalf of the Registrant, I am responding to the comments that you provided to me on April 6, 2017, as I understand them, regarding Post-Effective Amendment No. 128 to the registration statement of the Registrant, as filed on February 24, 2017 (the “Amendment”), which was made to register a new series of the Registrant, the Ivy PineBridge High Yield Fund (the “Fund”). Each of your comments on the Amendment is repeated below, with the Registrant’s response immediately following. Revised text is indicated in bold typeface. In addition, we hereby confirm that all information omitted from the Amendment will be included in a subsequent post-effective amendment that the Registrant will file on behalf of the Fund.

1.	Comment:

Please change the name of the Fund. “High yield” generally is defined to mean fixed income securities that are non-investment grade or “junk,” which are bonds rated BBB– and below. Because the Fund’s 80% test pursuant to the “Names Rule” under Rule 35d-1 under the Investment Company Act of 1940 includes BBB bonds, it does not pass the names rule test for high yield securities. In the alternative, please clarify the names test to clearly indicate only non-investment grade securities are included.

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 10, 2017

Response:

The Registrant has revised the disclosure discussing the Fund’s principal investments strategies to clarify that the “Names Rule” will apply to non-investment grade bonds. In other words, the Registrant will exclude lower-quality investment grade bonds (i.e., bonds rated BBB+, BBB or BBB- by S&P) from its non-fundamental policy of investing at least 80% of its “net assets” (as such term is defined in Rule 35d-1) in fixed income securities. Only bonds rated below investment grade (i.e., rated BB+ or lower by S&P) will count toward compliance with the “Names Rule.”

The Registrant notes that the Fund will continue to invest in lower-quality, investment grade bonds as part of its investment strategy; however, the Fund will limit its investments in such bonds to no more than 20% of its net assets. The revised disclosure is as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets in non-investment grade debt securities, commonly called “high yield” or “junk” bonds. Such bonds include debt securities rated BB+ or lower by S&P Global Ratings, a division of S&P Global Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO), or, if unrated, determined by PineBridge to be of comparable quality. The Fund may invest up to 100% of its total assets in non-investment grade debt securities; however, the Fund’s allocation to high yield securities rated CCC or lower by S&P (or comparably rated by another NRSRO, or, if unrated, determined by PineBridge to be of comparable quality), is capped so that the Fund’s exposure to such securities will never be greater than 1.2 times the CCC or lower exposure of the Fund’s benchmark, the Bloomberg Barclays Capital U.S. Corporate High-Yield Bond Index.

The Fund also may invest up to 20% of its total assets in lower-quality debt securities that are considered investment grade. Such securities include those rated BBB+, BBB or BBB- by S&P (or comparably rated by another NRSRO, or, if unrated, determined by PineBridge to be of comparable quality). The Fund may invest in fixed-income securities of any maturity and in companies of any size, but intends to invest primarily in intermediate and long-term corporate obligations.”

2.	Comment:

The section “Fees and Expenses” provides for sales charge discounts. Are such discounts available from every intermediary? If not, please describe each intermediary and its respective discount in the prospectus or an appendix to the prospectus.

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 10, 2017

Response:

Pursuant to the Staff’s request, the Registrant has disclosed in an appendix to the prospectus the names of all intermediaries with variations in sales charge discounts, as well as the respective discounts for such intermediaries. Stated differently, and in accordance with IM Guidance Update, No. 2016-06, the Registrant has disclosed in an appendix to the prospectus all variations to sales loads that would apply uniformly to investors that purchase Fund shares through a single intermediary and that are different than what already is disclosed.

The Registrant confirms that there are no variations in the waivers to sales charges based on the intermediary, except as disclosed for each such named intermediary in an appendix to the prospectus. The Registrant has revised the disclosure in the section “Fees and Expenses” accordingly to include a cross-reference to that appendix, as shown below:

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in funds within Ivy Funds, InvestEd Portfolios and/or Waddell & Reed Advisors Funds. More information about these and other discounts is available from your financial professional, as well as in the Sales Charge Reductions section on page [    ] of the Fund’s prospectus, in the Purchase, Redemption and Pricing of Shares section on page [    ] of the Fund’s statement of additional information (SAI) and in Appendix A — Intermediary Sales Charge Discounts and Waivers.”

3.	Comment:

If the Fund is offering “clean shares,” please modify the statement above the fee table in the section “Fees and Expenses” to state that investors may pay brokerage commissions on their purchases and sales of such shares, which are not reflected in the example.

Response:

The Fund currently does not intend to offer “clean shares.” However, the Registrant confirms that it will amend the narrative disclosure above the fee table as requested prior to issuing such shares in the future.

4.	Comment:

If the Fund uses an appendix to disclose each intermediary and its respective sales charge discounts, the Fund must include a cross-reference to the appendix in the narrative explanation preceding the fee table.

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 10, 2017

	Response:	The Registrant has amended the disclosure pursuant to the Staff’s request to include a cross-reference. Please see the response to comment no. 2, above, which reflects the revised disclosure.

5.	Comment:	Please provide a completed fee table and example at least one week before the effective date.

	Response:	A complete fee table and example is set forth below.

Shareholder Fees

(fees paid directly from your investment)	Class A	Class I	Class N	Class R

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%[1]	None	None	None
Maximum Account Fee	$20[2]	None	None	None
Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)	Class A	Class I	Class N	Class R

Management Fees	0.63%	0.63%	0.63%	0.63%
Distribution and Service (12b-1) Fees	0.25%	0.00%	0.00%	0.50%
Other Expenses[3]	0.32%	0.30%	0.15%	0.39%
Total Annual Fund Operating Expenses	1.20%	0.93%	0.78%	1.52%
Fee Waiver and/or Expense Reimbursement[4]	0.20%	0.21%	0.06%	0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%	0.72%	0.72%	1.47%

[1]

For Class A shares, a 1% contingent deferred sales charge (CDSC) is only imposed on Class A shares that were purchased at net asset value (NAV) for $1 million or more that are subsequently redeemed within 12 months of purchase.

[2]

With limited exceptions, for Class A shares, if your Fund account balance is below $650 at the close of business on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20.

[3]	The percentage shown for Other Expenses is based on estimated amounts for the current fiscal year.

[4]

Through January 31, 2019, Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 1.00% and Class I and Class N shares at 0.72%. Prior to that date, the expense limitation may not be terminated without the consent of the Board of Trustees (Board). Certain common expenses applicable to all share classes also may be waived to cap total annual ordinary fund operating expenses, which may serve to reduce the expense ratio of certain share classes.

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for the period indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 10, 2017

	1 Year	3 Years
Class A Shares	$671	$915
Class I Shares	74	275
Class N Shares	74	243
Class R Shares	150	475

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A Shares	$671	$915
Class I Shares	74	275
Class N Shares	74	243
Class R Shares	150	475

6.	Comment:	Please provide the missing information for each share class in footnote 4 to the fee table.

	Response:	The Registrant has included the missing information for each share class in footnote 4, as reflected in the response to comment no. 5, above.

7.	Comment:	It appears that high turnover is part of the Fund’s principal investment strategy. If so, please disclose the anticipated turnover rate for the Fund.

Response:

The Registrant anticipates that the Fund generally will have an annual portfolio turnover rate between 80% and 100%. As such, the Fund has disclosed the risks of higher portfolio turnover in its summary prospectus.

8.	Comment:

Consistent with comment no. 1 above, we believe that the use of the term “high yield” is not compatible with an investment strategy that includes investment grade bonds (i.e., bonds rated BBB). Please revise the disclosure accordingly.

	Response:	As noted in response to comment no. 1, the Registrant has revised the disclosure in accordance with the comments from the Staff.

9.	Comment:	Disclose whether the Fund will invest in debt issued by companies in emerging market countries. If so, please describe to what extent the Fund anticipates doing so.

Response:

The Fund anticipates having very limited exposure to debt securities issued by companies in emerging market countries. Therefore, the Fund has not included risk disclosure about investment in emerging markets in the summary portion of the Fund’s prospectus. However, it is possible that the Fund, from time to time, may invest in such securities when the portfolio managers deem it in the best interests of the Fund. Accordingly, the Fund has included appropriate risk disclosure in the section of the statutory prospectus titled “Non-Principal Risks.”

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 10, 2017

10.	Comment:

Please disclose the Fund’s duration strategy, if one exists. Please also provide, where appropriate, an illustration of duration risk (e.g., if rates go up by one percentage point, the price of a bond with a duration of seven years will move down by seven percent).

Response:

The Fund has no set duration strategy. Registrant notes that the prospectus states in the section “Principal Investment Strategies” that the Fund “may invest in fixed-income securities of any maturity and in companies of any size, but intends to invest primarily in intermediate and long-term corporate obligations.” The Registrant also notes that the prospectus already includes the disclosure requested by the Staff in several locations, as noted below:

1) The subsection “Additional Information about Principal Investment Strategies, Other Investments and Risks—Defining Risks—Extension Risk” –

“Duration measures the expected price sensitivity of a fixed-income security or portfolio for a given change in interest rates. For example, if interest rates rise by one percent, the value of a security or portfolio having a duration of two years generally will fall by approximately two percent.”

2) The subsection “Additional Information about Principal Investment Strategies, Other Investments and Risks—Defining Risks—Interest Rate Risk” –

“Duration measures the relative price sensitivity of a security to changes in interest rates. “Effective” duration takes into consideration the likelihood that a security will be called, or prepaid, prior to maturity given current market interest rates. Typically, a security with a longer duration is more price sensitive than a security with a shorter duration. In general, a portfolio of debt, mortgage-related and asset-backed securities experiences a percentage decrease in principal value equal to its effective duration for each 1% increase in interest rates. For example, if the Fund holds a portfolio of securities with an effective duration of five years and interest rates rise 1%, the principal value of such securities could be expected to decrease by approximately 5%.”

11.	Comment:

In the section “Principal Investment Risks” in the statutory portion of the prospectus, the Registrant has included “Foreign Exposure Risk.” Will the Fund incur emerging markets risk under its principal strategy as well? If so, please disclose that risk.

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 10, 2017

Response:

The Fund does not expect to incur emerging markets risk under its principal strategy, and therefore has not included emerging markets risk as a principal investment risk of the Fund. Please see the response to comment no. 9, above.

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 We believe that this information responds to all of your comments. If you should require additional information, please call me at (312) 964-3505.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Philip Shipp, Esq.
Jennifer Dulski, Esq.
Alan P. Goldberg, Esq.